Company – Lend Lease Corporation Limited
File No 82-3498

Lend Lease
CORPORATION

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
02 9236 6111
Facsimile
02 9252 2192
DX 10230 SSE

www.lendlease.com

28 February 2003

03007482

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
U S A

Attention: Filing Clerk

SUPPL

Dear Sir

Re: **Company: Lend Lease Corporation Limited**
File No: 82 - 3498

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, the following documents are submitted in respect of the above registration:

Date	Document
28 February 2003	Announcement to Australian Stock Exchange Lend Lease/GPT Joint Venture Named Preferred Tenderer on Rouse Hill Regional Centre Project

Yours faithfully

S. Sharpe

S J Sharpe
Company Secretary

PROCESSED
APR 01 2003
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 07 2003
WASH. D.C.
155

dlw 3/20

Lend Lease
CORPORATION

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

28 February 2003

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Stock Exchange

By email: announce@nzse.co.nz

Pages: Two (2) pages

Dear Sir

STOCK EXCHANGE ANNOUNCEMENT

LEND LEASE/GPT JOINT VENTURE NAMED PREFERRED TENDERER ON ROUSE HILL REGIONAL CENTRE PROJECT

Lend Lease Corporation Limited ("Lend Lease") today announced that a Lend Lease and General Property Trust ("GPT") joint venture has been named as the preferred tenderer for a partnering agreement to create a new $1 billion regional centre at Rouse Hill in Sydney's north-west by the NSW Government.

Further details are included in the attached media statement.

Yours faithfully
LEND LEASE CORPORATION LIMITED

S. Sharpe

S J SHARPE
Company Secretary

Company - Lend Lease Corporation Limited
File No 82-3498

Lend Lease
CORPORATION

MEDIA RELEASE 28 FEBRUARY 2003

LEND LEASE/GPT JOINT VENTURE NAMED PREFERRED TENDERER ON ROUSE HILL REGIONAL CENTRE PROJECT

A Lend Lease and General Property Trust ("GPT") joint venture has been named as the preferred tenderer for a partnering agreement to create a new $1 billion regional centre at Rouse Hill in Sydney's north-west by the NSW Government.

This project, which includes a large scale residential, retail and town centre development, is proposed to be undertaken jointly by Lend Lease's urban communities business and GPT, in partnership with PlanningNSW and Landcom who will retain ownership of the site.

The project includes over 1,500 residential lots, a major regional retail opportunity and other commercial and community facilities to be developed over a 10-year period.

Chief Executive Officer of Lend Lease's Real Estate Solutions business in Australia, Mr Des Marks, said the NSW Government was seeking to raise the bar in the standard of major community development through the Rouse Hill project and Lend Lease, with GPT, was delighted to be their partner in the process.

"Rouse Hill will be a great opportunity for the Lend Lease Group to showcase its integrated real estate skills and we will be working very hard with our partners to achieve a world class development," Mr Marks said.

Located in the strongly growing north-west corridor, the Rouse Hill Development Area has been identified by the Government as the major corridor for Sydney's expansion. Through its partnership with PlanningNSW and Landcom, Lend Lease and GPT envisage the development of this integrated community will act as a new model for sustainable urban communities within Australia.

When complete, the town centre will represent the major retail, commercial and community facilities for the area. Given the strong growth outlook for the region and planned improvements to transport, demand for both the residential product and the retail facilities is anticipated to be high.

ENDS

Contact:
Mary Beth Lally
Lend Lease Corporation
Tel: 02 9236 6883